May 12, 2022

Manulife Financial Corporation
200 Bloor Street East
Toronto, ON M4W 1E5

Dear Sirs:

RE:	MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held May 12, 2022 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting. The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Nicole S. Arnaboldi	1,083,464,926	99.24%	8,271,365	0.76%
Guy L.T. Bainbridge	1,073,526,396	98.33%	18,209,895	1.67%
Joseph P. Caron	1,078,666,596	98.80%	13,069,695	1.20%
John M. Cassaday	1,053,167,244	96.47%	38,569,047	3.53%
Susan F. Dabarno	1,087,636,204	99.62%	4,100,087	0.38%
Julie E. Dickson	1,087,198,225	99.58%	4,537,340	0.42%
Roy Gori	1,085,109,311	99.39%	6,626,254	0.61%
Tsun-yan Hsieh	1,080,102,844	98.93%	11,632,721	1.07%
Vanessa Kanu	1,079,137,456	98.85%	12,598,109	1.15%
Donald R. Lindsay	1,064,713,043	97.52%	27,022,522	2.48%
C. James Prieur	1,087,325,129	99.60%	4,410,436	0.40%
Andrea S. Rosen	1,075,210,819	98.49%	16,524,746	1.51%
May Tan	1,088,854,592	99.74%	2,880,973	0.26%
Leagh E. Turner	1,084,302,297	99.32%	7,433,268	0.68%

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next Annual Meeting.  Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
1,045,188,394	91.62%	95,646,410	8.38%

3.	Advisory resolution accepting approach to executive compensation

A ballot was conducted for the advisory resolution accepting approach to executive compensation.  The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
1,001,182,933	91.71%	90,556,234	8.29%

TSX TRUST COMPANY

(signed)

Lise-Anne Thomas
Senior Relationship Manager